Filed by Digene Corporation pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Digene Corporation

Commission File No.: 000-28194

Contact:
Charles M. Fleischman
President
Digene Corporation
(301) 944-7000
www.digene.com

FOR IMMEDIATE RELEASE

Investor Relations:
Theresa Vogt/Lanie Fladell
Media: Greg Tiberend/Dan Budwick
Morgen-Walke Associates
(212) 850-5600

FDA PANEL RECOMMENDS APPROVAL OF DIGENE’S DNA PAP™ (HPV TESTING IN
CONJUNCTION WITH THE PAP TEST) FOR PRIMARY CERVICAL CANCER SCREENING

Gaithersburg, MD, March 11, 2002 — Digene Corporation (Nasdaq: DIGE) today announced that the U.S. Food and Drug Administration’s (FDA) Microbiology Devices Panel has recommended that the FDA approve, with conditions, Digene’s Pre-Market Approval Supplement (PMAS) application for the DNA Pap™. FDA approval would enable Digene to market its Hybrid Capture® 2 HPV DNA Test, in conjunction with the Pap test, as a primary screening test for cervical cancer and its precursors in women age 30 and over. The Panel’s recommendation came on Friday, March 8, 2002, following an FDA advisory committee meeting during which Digene presented preliminary scientific data from its PMAS application.

The FDA Advisory Panel recommended that, prior to receiving FDA approval to market its test, called the DNA Pap™, Digene should provide the FDA with recommendations for the clinical use of the combined test and furnish the FDA with a demonstration of the positive clinical outcomes that Digene’s DNA Pap provides. In addition after receipt of FDA approval, the panel recommended that in its marketing efforts Digene should provide educational data to the laboratories and to physicians of the meaning of a positive HPV test and that Digene should conduct post-marketing research to confirm the added clinical benefit of the DNA Pap. Digene anticipates providing the requested information and receiving such FDA approval during calendar 2002.

During the hearing, Digene presented data from multiple U.S. and foreign studies that showed the use of its HC2 HPV Test in conjunction with the Pap test offers an improvement in the detection of the causes of cervical cancer and cellular changes consistent with the presence of cervical cancer over the Pap test alone, as well as an improvement in confirming the absence of cervical disease.

Evan Jones, Digene’s Chairman and Chief Executive Officer, commented, “We are very pleased and encouraged by the FDA Advisory Panel’s recommendation and we look forward to working closely with the FDA to meet the Panel’s conditions and to help ensure that the FDA has the information it needs to issue a timely and positive decision.”

Mr. Jones added, “We believe the combination of our HC2 HPV test and the Pap test, called the DNA Pap™, will enable physicians to better determine the risk of cervical cancer in women age 30 and older and provide appropriate follow-up care, while also reducing patient anxiety associated with repeat Pap testing and the need for unnecessary invasive procedures. Ultimately, we believe such earlier detection can help reduce deaths from cervical cancer, which is highly treatable when detected early. Additionally, because the data demonstrates the higher negative predictive value achieved in the union of the two tests over the Pap alone, women and their physicians can be confident that when a woman tests negative for both a Pap and HPV test, she is not currently at risk of high-grade cervical cancer.”

Clinical studies have shown that human papillomavirus (HPV) is the primary causal factor in the development of cervical cancer. Digene’s Hybrid Capture 2 HPV Test is already FDA-approved as a follow-up test for women with equivocal Pap test results. A major study last year by the National Cancer Institute confirmed that Digene’s HPV Test is the most effective way to manage women with mild abnormalities following their routine Pap test.

Mr. Jones commented, “We believe that the combination of Digene’s HPV test and the Pap test would be ideal in those settings where Cytyc Corporation’s (Nasdaq: CYTC) ThinPrep® Pap Test™ is used, as both tests can be performed from the same specimen, for added convenience for women and their physicians. The union of cervical cytology and the HPV Test creates a test that in some cases has demonstrated 100% sensitivity for the detection of high-grade cervical disease.”

On February 19, 2002, Digene and Cytyc Corporation signed a definitive merger agreement pursuant to which Cytyc will acquire Digene in a stock and cash tender offer transaction.

Participants in the Panel meeting included: Dr. F. Xavier Bosch (Chief of Epidemiology & Cancer Registry Services, Catalen Institute of Oncology, Barcelona, Spain); Dr. J. Thomas Cox (Director of Gynecology Clinic Health Services, University of California, Santa Barbara); Dr. Walter Kinney (Associate Clinical Professor, Department of Obstetrics & Gynecology, University of California, Davis); Dr. Maureen Killackey (Director of Bassett Healthcare Regional Cancer Program & Louis Busch Hager Cancer Center and Associate Clinical Professor, OB/GYN, Columbia University); Dr. Linda Alexander (immediate past President, American Social Health Association); and Wayne Shields (President and CEO, Association of Reproductive Health Professionals).

In the United States, approximately 12,900 women are diagnosed with cervical cancer, with approximately 4,400 deaths each year. Worldwide, cervical cancer affects over 400,000 women each year and, after breast cancer, is the second most common malignancy found in women. Cervical cancer is highly treatable when detected early.

Digene Corporation (Nasdaq: DIGE), based in Gaithersburg, Maryland, develops, manufactures and markets proprietary DNA and RNA testing systems for the screening, monitoring and diagnosis of human diseases. The Company has developed and is commercializing its patented Hybrid Capture® products in three areas: women’s cancers and infectious diseases, blood viruses, and genomics and pharmaceutical research. Digene’s primary focus is in women’s cancers and infectious diseases where the Company’s lead product is the only FDA approved test for human papillomavirus, or HPV, which studies show is the cause of greater than 99% of cervical cancer cases. The Digene HPV Test is approved in the U.S. as an adjunct to the Pap smear for cervical cancer screening and is being marketed in selected countries as a primary cervical cancer screen either in conjunction with or separate from the Pap smear. This test is not approved for use as a primary cervical cancer screen in the U.S. The Company’s product portfolio also includes DNA tests for the detection of other sexually transmitted infections, including chlamydia and gonorrhea, and tests for blood viruses. Please visit our website at: www.digene.com. For more information on HPV testing, please visit: www.thehpvtest.com.

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not guarantees of the future as there are a number of meaningful factors that could cause the Company’s actual results to vary materially from those indicated by such forward-looking statements. Meaningful factors which could cause actual results to differ from expectations include, but are not limited to, the degree of acceptance of HPV testing by physicians, and the extent of reimbursement for the HPV Test by third party payors, as well as other factors discussed in the Company’s Securities and Exchange Commission filings. For other factors, reference is made to the discussion in the Company’s annual and quarterly reports filed with the Securities and Exchange Commission.

THIS NEWS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND SHALL NOT CONSTITUTE AN OFFER OF ANY SECURITIES FOR SALE. Cytyc has filed a Registration Statement on Form S-4 and Schedule TO, and Digene has filed a Solicitation/Recommendation Statement on Schedule 14D-9, with the Securities and Exchange Commission in connection with the transaction. Cytyc and Digene have mailed a Prospectus, which is part of the Registration Statement on Form S-4, the Schedule 14D-9 and related tender offer materials to stockholders of Digene. These documents contain important information about the transaction which should be considered by investors and security holders prior to making any investment decisions. Investors and security holders are urged to read these documents carefully. Investors and security holders can obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at http://www.sec.gov. Free copies of these documents can also be obtained from the Information Agent, Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, NY 10022 or by calling toll free (888) 750-5834, or from Cytyc by directing a request to Cytyc Corporation, 85 Swanson Road, Boxborough, MA 01719, 978-263-8000, or Digene by directing a request to Digene Corporation, 1201 Clopper Road, Gaithersburg, MD 20878, 301-944-7000. In addition to the Registration Statement, Schedule TO, Prospectus and Schedule 14D-9, Cytyc and Digene also file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Cytyc or Digene at the Securities and Exchange Commission public reference rooms at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on public reference rooms. Filings by Cytyc and Digene with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the Securities and Exchange Commission at http://www.sec.gov.

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